EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31
	2007	2006
Earnings
Earnings before income taxes and other items	$804	$619
Portion of rents representative of the interest factor	46	38
Interest on indebtedness	203	202
Amortization of debt expense and premium	1	1

	$1,054	$860

Fixed charges
Portion of rents representative of the interest factor	$46	$38
Interest on indebtedness	203	202
Amortization of debt expense and premium	1	1

	$250	$241

Ratio of earnings to fixed charges	4.2	3.6